Exhibit 99.1
Neoplux Co., Ltd. joined Shinhan Financial Group as a subsidiary

On September 29, 2020, Neoplux Co., Ltd. (“Neoplux”) joined Shinhan Financial Group as a direct subsidiary. Shinhan Financial Group acquired majority ownership (24,413,230 shares, 96.8%) of Neoplux for the final purchase price of KRW 71,128 million, 0.2% of Shinhan Financial Group’s total assets as of fiscal year end 2019 on a separate basis. The total number of direct subsidiaries of Shinhan Financial Group after the addition of Neoplux is 18.

•	Key financial data of Neoplux:

	Total assets	Total liabilities	Total equity	Share capital
Period	(in millions of KRW)
FY2019	71,602	11,202	60,400	25,227